UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10088

REPORT PERIOD
January 1, 2004 to March 31, 2004

In the matter of:
AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP and certain of its direct and indirect subsidiaries in File 70-10088 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated December 18, 2002 in that file. The order directs that AEP file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This Certificate of Notification reports transactions for the quarter ended March 31, 2004.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27623
FILE NO. 70-10088
FOR THE QUARTER ENDED MARCH 31, 2004

Contents

Item	Description
1	The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company, AEP Texas North Company, Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

2	For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

3	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. and/or any of the utility subsidiaries during the quarter.

4	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

5	The name, parent company and the amount invested in any financing entity during the quarter.

6	Capitalization chart for AEP and each of the utility subsidiaries as of March 31, 2004.

7	For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

8	Listing of Form U-6B-2 statements filed during the quarter with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

9	The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

10	Signature page.

Item 1

The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company, AEP Texas North Company, Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

AEP Texas Central Company

  Borrowing Limit - $1.4 billion
  Long-term Debt Issued - None

AEP Texas North Company

  Borrowing Limit - $500 million
  Long-term Debt Issued - None

Southwestern Electric Power Company

  Borrowing Limit - $350 million
  Long-term Debt Issued - $54 million of variable rate Desoto Pollution Control Bonds, due January 2019, issued March 26, 2004.

Wheeling Power Company

  Borrowing Limit - $40 million
  Long-term Debt Issued - $30 million at 5.25% in Intercompany Notes, due June 2015, issued February 17, 2004.

Item 2

For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

Guarantor	Beneficiary	Amount of Guarantee (in thousands)	Type of Guarantee
AEP	BLC Leasing, Inc.	$29,311	Payment

AEP	Barclays Bank PLC	17,800	Payment

AEP	BHP Billiton Marketing AG	10,000	Payment

AEP	BP Gas Marketing Limited, BP Marine Limited, BP Oil International Limited	10,000	Payment

AEP	Cinergy Global Trading Limited (CGT)	13,350	Payment

AEP	Entergy-Koch Trading Limited & Entergy-Koch Trading GmbH	8,900	Payment

AEP	Essent Energy Trading BV	1,200	Payment

AEP	J. Aron and Company (EPSCO)	35,600	Payment

AEP	Powergen UK PLC	26,700	Payment

AEP	Scottish Power Energy Management Ltd.	17,800	Payment

AEP	Sempra Energy Europe Limited and Sempra Nergy Europe Espana SL	5,000	Payment

AEP	SSE Energy Supply Limited	14,240	Payment

AEP	TotalFinaElf Gas and Power Limited	4,450	Payment

Item 3

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. or any of the utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended March 31, 2004
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$597,706	$596,030	$283,500	1.5278%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$597,706	$596,030	$283,500	1.5278%

Item 4

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

  None

Item 5

The name, parent company and the amount invested in any financing entity during the quarter.

  None

Item 6

Capitalization chart for AEP and each of the utility subsidiaries as of March 31, 2004.

CAPITALIZATION STRUCTURE
(as of March 31, 2004)
($s in thousands)

	Common Equity		Preferred Stock *		Long-term Debt		Short-term Debt **		Total Capitalization

Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American
Electric Power
Company, Inc.	$8,071,000	36.2	$133,000	0.6	$13,767,000	61.7	$326,000	1.5	$22,297,000	100.0

AEP
Generating
Company	46,440	42.6	-	0.0	44,813	41.1	17,745	16.3	108,998	100.0

AEP Texas
Central Company	1,197,837	34.5	5,940	0.2	2,261,861	65.3	-	0.0	3,465,638	100.0

AEP Texas North
Company	244,592	42.2	2,357	0.4	332,748	57.4	-	0.0	579,697	100.0

Appalachian
Power Company	1,373,258	42.4	23,144	0.7	1,824,724	56.4	16,566	0.5	3,237,692	100.0

Columbus
Southern Power
Company	909,426	50.3	-	0.0	897,643	49.7	-	0.0	1,807,069	100.0

Indiana
Michigan Power
Company	1,088,600	43.6	69,546	2.8	1,340,101	53.6	-	0.0	2,498,247	100.0

Kentucky Power
Company	321,624	38.8	-	0.0	507,625	61.2	-	0.0	829,249	100.0

Kingsport Power
Company	26,114	54.3	-	0.0	20,000	41.5	2,037	4.2	48,151	100.0

Ohio Power
Company	1,479,765	41.4	21,645	0.6	2,049,509	57.3	26,572	0.7	3,577,491	100.0

Public Service
Company of
Oklahoma	464,477	42.5	5,267	0.5	574,334	52.6	47,642	4.4	1,091,720	100.0

Southwestern
Electric Power
Company	708,877	44.1	4,700	0.3	855,374	53.3	36,268	2.3	1,605,219	100.0

Wheeling Power
Company	35,735	54.4	-	0.0	30,000	45.6	-	0.0	65,735	100.0

*Preferred stock of American Electric Power Company, Inc. includes Cumulative Preferred Stocks of Subsidiaries Subject to Mandatory Redemption ($72 million) and Cumulative Preferred Stocks of Subsidiaries not Subject to Mandatory Redemption ($61 million).

** Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 7

For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended March 31, 2004
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition, LLC	$103	$-
AEP C&I Company, LLC	6,496	-
AEP Coal Company	75,623	-
AEP Communications, Inc.	-	1,192
AEP Communications, LLC	64,182	-
AEP Delaware Investment Company	1	-
AEP Desert Sky LP, LLC	19,793	-
AEP Elmwood, LLC	-	15,776
AEP EmTech, LLC	10,080	-
AEP Energy Services, Inc.	237,264	-
AEP Energy Services, Ltd	470,482	-
AEP Energy Svcs Gas Holding Company	-	34,075
AEP Fiber Venture, LLC	28,358	-
AEP Gas Marketing LP	7,566	71,621
AEP Gas Power GP, LLC	19,286	-
AEP Holdings I CV	-	33
AEP Investments, Inc.	6,491	-
AEP MEMCo, LLC	-	63,258
AEP ProServ, Inc.	-	26,774
AEP Pushan Power, LDC	141	-
AEP Resources International, Ltd	2	-
AEP Resources, Inc.	406,148	-
AEP T&D Services, LLC	292	-
AEP Texas C&I Retail, GP, LLC	245	-
AEP Texas C&I Retail, LP	50	10,511
AEP Texas POLR, LLC	-	2,182
C3 Networks GP, LLC	751	-
C3 Communications, Inc.	43,706	-
CSW Development I, Inc.	-	9,968
CSW Eastex LP I Inc	4,650	-
CSW Energy, Inc.	100,734	-
CSW Energy Services, Inc. (ESI)	28,544	-
CSW International, Inc.	43,288	-
CSWE/Fort Lupton, Inc.	-	9,411
Dolet Hills Lignite Company, LLC	1,759	3,035
Houston Pipeline Company, LP	-	152,910
Jefferson Island Storage & Hub, LLC	-	5,872
LIG Chemical Company	45,146	16,230
LIG Liquids, LLC	6,077	838
LIG Pipeline Company	51	-
LIG, Inc.	35	-
Louisiana Intrastate Gas Company, LLC	9,953	54,945
MidTexas Pipeline Company	502	281
Mutual Energy SWEPCo, LP	1,631	-
Mutual Energy, LLC	-	8,438
Newgulf Power Venture	-	3,881
POLR Power, LP	10,139	-
Rep General Partner, LLC	-	3,172
Rep Holdco, Inc.	-	36,904
Tuscaloosa Pipeline Company	-	368
United Sciences Technology	-	2,154
Ventures Lease Co., LLC	72	7,041

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.5278%	91
Weighted Average Interest Rate for Invested Funds	0.0000%	0

Item 7(Continued)

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended March 31, 2004
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$53,426	$-
AEP Service Corporation	122,378	33,085
AEP System Pool	35,420	133,047
AEP Texas Central Company	8,764	99,302
AEP Texas North Company	16,136	48,383
Appalachian Power Company	122,683	-
Blackhawk Coal Company	-	15,540
Cedar Coal Company	-	13,935
Central Appalachian Coal Company	-	1,903
Central Coal Company	-	576
Colomet Inc.	1,012	1,399
Columbus Southern Power Company	16,223	32,497
Conesville Coal Prep Company	-	2,168
Franklin Real Estate Company	20	240
Indiana & Michigan Power Company	155,662	1,101
Indiana Franklin Realty	17	13
Kentucky Power Company	44,749	13,142
Kingsport Power Company	23,972	2,350
Ohio Power Company	-	297,136
Public Service Company of Oklahoma	53,271	-
Simco Inc.	-	372
Southern Appalachian Coal Company	-	8,248
Southwestern Electric Power Company	57,784	63,568
Wheeling Power Company	-	15,928

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.6271%	57
Weighted Average Interest Rate for Invested Funds	0.9280%	34

Item 8

Listing of Form U-6B-2 statements filed during the quarter with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	January 8, 2004

Item 9

The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

Dividend Paid by	Date Paid	Amount	Paid To
Dolet Hills Lignite Company, LLC	March 30, 2004	$195,004	Southwestern Electric Power Company

AEP Delaware Investment Company II	January 2, 2004	5,785,000	AEP Resources, Inc.

AEP Delaware Investment Company II	March 2, 2004	61,066,175	AEP Resources, Inc.

AEP Energy Services Ventures, Inc.	March 31, 2004	520,000	AEP Energy Services Gas Holding Company II, LLC

AEP Energy Services Investments, Inc.	March 31, 2004	7,081,454	AEP Energy Services Gas Holding Company II, LLC

NewGulf Power Venture, Inc.	March 24, 2004	3,879,216	CSW Energy, Inc.

Item 10

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10088 and in accordance with the terms and conditions of the Commission’s order dated December 18, 2002, permitting said Application-Declaration to become effective.

Signature Page

DATED: May 28, 2004

BY: AMERICAN ELECTRIC POWER COMPANY, INC. for itself and its subsidiaries

BY: /s/ Brian J. Capo

Brian J. Capo
Managing Director - Financial Reporting
AEP Service Corporation